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                                                                    Exhibit 12.1

FIRST DATA CORPORATION
COMPUTATION OF PRO FORMA
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

                                                        Year ended              Nine months ended
                                                     December 31, 2000          September 30, 2001
                                                     -----------------          ------------------
Earnings:
     Income before income taxes                          $     1,318.9 (1)(3)         $      795.1 (2)(3)
     Interest expense                                             88.6    (3)                100.8    (3)
     Other adjustments                                            46.3                        37.1
                                                     -----------------          ------------------

Total earnings (a)                                       $     1,453.8    (3)         $      933.0    (3)
                                                     =================          ==================

Fixed charges:
     Interest expense                                             88.6    (3)                100.8    (3)
     Other adjustments                                            46.3                        37.1
                                                     -----------------          ------------------

Total fixed charges (b)                                  $       134.9    (3)         $      137.9    (3)
                                                     ==================         ==================


Pro forma ratio of earnings to
     fixed charges (a DIVIDED BY b)                              10.78     (3)                6.77    (3)

    (1) Includes net restructuring, business divestitures, litigation and impairment benefit of $71.3 million ($46.0 million after tax). The pro forma ratio of earnings to fixed charges without this benefit would have been 10.25x.

    (2) Includes net restructuring, business divestitures and impairment charges of $180.2 million ($116.2 million after tax). The pro forma ratio of earnings to fixed charges without these charges would have been 8.07x.

    (3) Pro forma ratios give effect to the sale of the notes offered by the prospectus dated November 8, 2001, to the sale of $450,000,000 aggregate principal amount of 4.70% Senior Notes due 2006 and $550,000,000 aggregate principal amount of 5.625% Senior Notes due 2011 on November 8, 2001 and to the repayment of outstanding commercial paper and, for 2000, proportionate repayment of long-term debt with the estimated net proceeds from such sales as of the beginning of the periods.